United States securities and exchange commission logo





                              May 7, 2020

       Edward Fitzpatrick
       Chief Financial Officer
       Genpact LTD
       Victoria Place , 5th Floor
       31 Victoria Street
       Hamilton HM 10
       Bermuda

                                                        Re: Genpact Limited
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 1-33626

       Dear Mr. Fitzpatrick:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 2, 2020

       3. Business acquisitions, page F-25

   1. Please tell us your consideration of the disclosure guidance in ASC 805-10-50-2h. If disclosure of any of
the information is impracticable, you should disclose that fact and explain why the
disclosures are impracticable. In addition, please tell us the amount of income from
continuing operations before taxes, extraordinary items and cumulative effect of a change in
accounting principle of Rightpoint Consulting LLC for the year ended December 31, 2018
used to measure the significance of the acquired business under
                                                        Rule 3-05 of Regulation
S-X.
       14. Long-term debt, page F-40

   2. We note your disclosure in Risk Factors that your ability to pay dividends is subject to
 Edward Fitzpatrick
Genpact LTD
May 7, 2020
Page 2
         restrictive covenants contained in credit facility agreements. Please tell us your consideration of describing the most significant restrictions on the payment of dividends, indicating their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X.
17. Employee benefit plans, page F-43

3. We note that retirement benefits recognized in the consolidated balance sheets as disclosed in notes 13 and 16 are greater than the amounts disclosed in the table of the funded status of defined benefit plans on page F-44 and deferred compensation plan disclosed on page F-49. Please tell us the nature and amounts of other items included in retirement benefits in notes 13 and 16.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements or with any other questions.



FirstName LastNameEdward Fitzpatrick                          Sincerely,
Comapany NameGenpact LTD
                                                              Division of
Corporation Finance
May 7, 2020 Page 2                                            Office of Trade &
Services
FirstName LastName